Exhibit 99.1

BRF - BRASIL FOODS S.A.

(current corporate denomination of Perdigão S.A.)

A Publicly Traded Company

CNPJ n° 01.838.723/0001-27

BRASIL FOODS RESTRUCTURES ITS OPERATIONS IN THE STATE OF RIO GRANDE DO SUL

BRF - BRASIL FOODS S.A., (the “Company”) (current corporate denomination of Perdigão S.A.) announces that is transferring the operations of its Cavalhada plant in greater Porto Alegre (RS) to its Lajeado plant in the Taquari valley region, 114 kilometers from state capital Porto Alegre.  The decision was taken in light of the ease with which the production of the two plants can be integrated.

In addition, investments made recently in the Lajeado plant have increased production capacity and modernized its installations.  Poultry slaughtering capacity was increased from 320 thousand head/day to 470 thousand head/day, while hog slaughtering capacity was raised from 2,000 head/day to 4.800 head/day.

Both plants used to belong to Eleva and began to be operated by Brasil Foods following the acquisition of Eleva in 2008. The Cavalhada plant processes poultry only and is located in central Porto Alegre.  This location has caused a series of operational difficulties, from the transportation of live animals through the busy streets of an urban area to environmental issues relating to the operations of the plant itself, which is fairly old.  These difficulties were the deciding factor in the decision to transfer the plant’s operations, given that the company follows a strict policy of socio-environmental conservation and a focus on sustainability.

The Cavalhada plant’s production volume will be absorbed by the Lajeado plant, making it possible to add greater value to the product mix as well as optimize the plant’s production processes, production lines and production costs.

Employees currently working at the Cavalhada plant will be offered the opportunity of migrating to the Lajeado plant.  In addition, more highly skilled or qualified employees will be given the option of transferring to other Company plants or facilities offering them the same professional growth and career opportunities.

In the first nine months of 2009 Brasil Foods destined more than R$80 million to its Rio Grande do Sul plants in investments in improvements, modernization, diversification of the plants’ operational “portfolios” and increases in production capacity.  The state of Rio Grande do Sul houses some of the company’s most important production centers, as well as being a significant market for products sold under several of the company’s brands, among which Perdigão, Elegê and Batavo.

Brasil Foods is the largest employer in the state of Rio Grande do Sul, with more than 13 thousand employees. During 2010 the company will be creating new job openings at its plants throughout the state.

The restructuring of operations at Cavalhada and Lajeado is in line with the Company’s strategy and focus on aggregating value and is part of the synergies expected from the acquisition of Eleva Alimentos S.A. in 2008.

São Paulo, January 12 2010.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer

BRF - Brasil Foods S.A